SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For 23 July 2010

The Governor and Company of the
Bank of Ireland
Head Office
40 Mespil Road
Dublin 4
Ireland

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

           Form 20-F     X     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

           Yes               No           X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

CEBS Stress Test Results
23 July 2010

The Governor and Company of the Bank of Ireland ('Bank of Ireland') passes CEBS Stress Test

In
March 2010
, the Financial Regulator completed a Prudential Capital Assessment Review ('PCAR') for Bank of Ireland in order to assess its capital requirements.  The PCAR assessed the capital requirements arising for expected base and potential stressed loan losses, and other financial developments, over a 3 year (2010-2012) time horizon.  As a result of this review, the Financial Regulator determined that Bank of Ireland needed to raise an additional €2.66bn of equity capital by 31 December 2010 to meet a base case target of 8% Core Tier 1 (including a 7% Equity Tier 1 component) and a stress target of 4% Core Tier 1.  In June 2010, Bank of Ireland raised net additional equity capital of €2.94bn.  As a result, Bank of Ireland has exceeded the capital raising obligations of the PCAR.

In
July 2010
, Bank of Ireland was subject to the 2010 EU-wide stress testing exercise co-ordinated by the Committee of European Banking Supervisors ('CEBS'), in co-operation with the European Central Bank ('ECB'), and under the supervision of the Central Bank and Financial Regulator.

The objective of the CEBS stress test, which was conducted on a bank-by-bank basis, is to assess the overall resilience of the EU banking sector and the banks' ability to absorb further possible shocks on credit and market risks, including sovereign risks.

The exercise was conducted using the scenarios, methodology and key assumptions provided by CEBS (see the aggregate report published on the CEBS website1).

Bank of Ireland has passed the stress test. Under the adverse scenario including the additional sovereign shock, Bank of Ireland's estimated Tier 1 capital ratio would be 7.1% at 31 December 2011 which is 1.1% or €933m in excess of the threshold of 6% Tier 1 capital ratio agreed exclusively for the purpose of this exercise.

The stress test results applicable to Bank of Ireland are attached.

Separately, Bank of Ireland's exposures to European central and local governments at 31 March 2010 are attached.

For further information, please contact:
John O'Donovan	Group Chief Financial Officer	+353 (0) 76 623 4703
Andrew Keating	Director of Group Finance	+353 (0) 1 637 8141
Dan Loughrey	Head of Group Corporate Communications	+353 (0) 76 623 4770

1
See:
http://www.c-ebs.org/

Forward Looking Statement

The July 2010 Committee of European Banking Supervisors (CEBS) stress tests were carried out under a number of key common simplifying assumptions (principally those mandated by the CEBS) (e.g. constant balance sheet, uniform treatment of securitisation exposures).  Accordingly the information relative to the benchmark scenario is provided only for comparison purposes and should in no way be construed as a forecast of future capital ratios or levels of future impairments or other financial measures.  However, this document contains certain statements that may be considered forward looking statements within the meaning of Section 21E of the US Securities Exchange Act of 1934 and Section 27A of the US Securities Act of 1933 with respect to the application of scenarios, methodology and key assumptions provided by CEBS, to Total Tier 1 capital, total regulatory capital and total risk weighted assets as of 31 December 2011.  These forward looking statements can be identified by the fact that they do not relate only to historical or current facts.  Forward looking statements sometimes use words such as 'aim', 'anticipate', 'target', 'expect', 'estimate', 'intend', 'plan', 'goal', 'believe', or other words of similar meaning.  Examples of forward looking statements include among others, statements in respect of stress scenarios (being benchmark scenario, adverse scenario and additional sovereign shock on adverse scenario) as of 31 December 2011.  Because such statements are inherently subject to risks and uncertainties, actual results and other financial data may differ materially from those expressed or implied by such forward looking statements.  Such risks and uncertainties include, but are not limited to, risks and uncertainties relating to the performance of the Irish and UK economies, property market conditions in Ireland and the UK, costs of funding, the performance and volatility of international capital markets, the expected level of credit defaults, the impact of the National Asset Management Agency, the Group's ability to expand certain of its activities, development and implementation of the Group's strategy, including the ability to achieve estimated cost reductions, competition, the Group's ability to address information technology issues, and the availability of funding sources.  Any forward looking statements speak only as at the date they are made.  The Group does not undertake to release publicly any revision to these forward looking statements to reflect events, circumstances or unanticipated events occurring after the date hereof.  The reader should however, consult any additional disclosures that the Group has made or may make in documents filed or submitted or may file or submit to the US Securities and Exchange Commission.

The Central Bank and Financial Regulator CEBS July 2010 Stress Test Results
The Governor and Company of the Bank of Ireland

·
The Governor and Company of the Bank of Ireland (BOI)
was subject to the 2010 EU-wide stress testing exercise coordinated by the
Committee of European Banking Supervisors (CEBS)
, in cooperation with the
European Central Bank (ECB)
, and under the supervision of the
Central Bank
and
Financial Regulator.
BOI
acknowledges the outcomes of the EU-wide stress tests.

·
This stress test is in addition to the risk management procedures and regular stress testing programmes set up in
BOI
under the Pillar 2 framework of the Basel II, CRD
1
requirements and the
  'Implementation of the CRD, 28 December 2008'
.  It was also additional to the
Central Bank
and
Financial Regulator's
Prudential Capital Assessment Review (PCAR), the results of which were announced on 30 March 2010.

·
The exercise was conducted using the scenarios, methodology and key assumptions provided by CEBS (see the aggregate report published on the CEBS website
2
). As a result of the assumed shock under the adverse scenario, the estimated consolidated Tier 1 capital ratio would change to
7.6%
in 2011 compared to
9.2%
as of end of 2009. An additional sovereign risk scenario would have a further impact of
0.50
of a percentage point on the estimated Tier 1 capital ratio, bringing it to
7.1%
at the end of 2011, compared with the CRD regulatory minimum of
4%
.

·
The results of the stress suggest a
buffer
of
933
EUR mln of the Tier 1 capital would exist at 31 December 2011 against the threshold of 6% of Tier 1 capital adequacy ratio agreed exclusively for the purposes of this exercise. This threshold should by no means be interpreted as a regulatory minimum (the regulatory minimum for the Tier 1 capital ratio is set to 4%), nor as a capital target reflecting the risk profile of the institution determined as a result of the supervisory review process in Pillar 2 of the CRD.

·
BOI
has held discussions of the results of the stress test with its supervisor the
Central Bank
and
Financial Regulator.
To be clear BOI's capital requirements resulting from the PCAR announced on 30 March 2010 were an additional €2.66bn of equity capital
3
to meet the base case target of 8% Core Tier 1, with 7% Equity, and to meet the stress case target of 4% Core Tier 1.

BOI
has raised gross equity capital of €3.56bn from an institutional placing and private rights issue (€1.6bn), conversion to ordinary equity of €1.7bn of Government preference shares and a liability management exercise, which net of the cost of repurchase of warrants previously issued to the Government of c.€0.5bn and costs and fees generated net additional equity capital of €2.94bn. This capital raise has meant that BOI has exceeded the capital raising obligations of the PCAR as announced on 30 March 2010.

·
The stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures). Therefore, the information should in no way be construed as a forecast nor should it be taken as an update to capital plans. Consequently the numbers below may differ from numbers published previously by BOI. In addition, where the information does not reconcile to previously published information (e.g. annual statements or capital plans), this is a result of supervisory adjustments applied as part of the methodology of the stress test. In the interpretation of the outcome of the exercise, it is imperative to differentiate between the results obtained under the different scenarios developed for the purposes of the EU-wide exercise. The results of the adverse scenario should not be considered as representative of the current situation or possible present capital needs. A stress testing exercise does not provide forecasts of expected outcomes since the adverse scenarios are designed as "what-if" scenarios including plausible but extreme assumptions, which are therefore not very likely to materialise. Different stresses may produce different outcomes depending on the circumstances of each institution.

[1]
Directive EC/2006/48 - Capital Requirements Directive (CRD)as implemented by SI 660 and 661 of 2006
2
See:
http://www.c-ebs.org/EU-wide-stress-testing.aspx
3
Of which min. €0.25bn was to be new Core Tier 1 capital

Bank of Ireland - Individual Results

At 31st December 2009 (For the nine months ended 31 December 2009)	EUR mln
Total Tier 1 capital	9,575
Total regulatory capital	13,086
Total risk weighted assets*	104,639

Pre-impairment income (including operating expenses)	2,212
Impairment losses on financial assets in the banking book	-4,057

1 yr Loss rate on Corporate exposures (%) [4]	3.13%
1 yr Loss rate on Retail exposures (%)[4]	0.85%

Tier 1 ratio (%)	9.2%

Outcomes of stress test scenarios
The stress test was carried out under a number of key common simplifying assumptions (e.g. constant balance sheet, uniform treatment of securitisation exposures). Therefore, the information relative to the benchmark scenarios is provided only for comparison purposes and should in no way be construed as a forecast.

Benchmark scenario at 31 December 2011[5]	EUR mln
Total Tier 1 capital after the benchmark scenario	7,660
Total regulatory capital after the benchmark scenario	9,987
Total risk weighted assets after the benchmark scenario	85,292

Tier 1 ratio (%) after the benchmark scenario	9.0%

Adverse scenario at 31 December 2011[5]	EUR mln
Total Tier 1 capital after the adverse scenario	6,595
Total regulatory capital after the adverse scenario	8,922
Total risk weighted assets after the adverse scenario	86,282

2 yr cumulative pre-impairment income after the adverse scenario (including operating expenses) [5]	2,482
2 yr cumulative impairment losses on financial assets in the banking book after the adverse scenario[5]	-6,807
2 yr cumulative losses on trading book after the adverse scenario[5]	-5

2 yr Loss rate on Corporate exposures (%)after the adverse scenario[4,5]	4.23%
2 yr Loss rate on Retail exposures (%)after the adverse scenario[4,5]	3.26%

Tier 1 ratio after the adverse scenario (%)	7.6%

Additional sovereign shock on the adverse scenario at 31 December 2011	EUR mln
Additional impairment losses on the banking book after the sovereign shock[5]	-586
Additional losses on sovereign exposures in the trading book after the sovereign shock[5]	-5

2 yr Loss rate on Corporate Exposures after the adverse scenario + sovereign shock (%)4,5, [6]	4.47%
2 yr Loss rate on Retail exposures after the adverse scenario + sovereign shock (%)[4,5,6]	3.78%

Tier 1 ratio after the adverse scenario + sovereign shock (%)	7.1%

Additional capital needed to reach 6% Tier 1 ratio under adverse scenario + additional sovereign shock, at the end of 2011	Nil (surplus of 933)

*Inclusive of CRD transitional floor adjustments
4
Impairment losses as a % of corporate/retail exposures in AFS,HTM, and loans and receivables portfolios
5
Cumulative for 2010 and 2011
6
On the basis of losses estimated under both the adverse scenario and the additional sovereign shock

Bank of Ireland Group - Exposures to central and local governments on a consolidated basis

Reporting Date	31 March 2010

EUR mln	Gross exposures (net of impairment)	Of which Banking Book	Of which Trading Book	Net exposures (net of impairment)
Austria	0	0	0	0
Belgium	0	0	0	0
Bulgaria	0	0	0	0
Cyprus	0	0	0	0
Czech Republic	0	0	0	0
Denmark	0	0	0	0
Estonia	0	0	0	0
Finland	0	0	0	0
France	49	21	28	49
Germany	0	0	0	0
Greece	0	0	0	0
Hungary	0	0	0	0
Iceland	0	0	0	0
Ireland	1,186	1,186	0	1,186
Italy	30	30	0	30
Latvia	0	0	0	0
Liechtenstein	0	0	0	0
Lithuania	0	0	0	0
Luxembourg	0	0	0	0
Malta	0	0	0	0
Netherlands	0	0	0	0
Norway	0	0	0	0
Poland	0	0	0	0
Portugal	0	0	0	0
Romania	0	0	0	0
Slovakia	0	0	0	0
Slovenia	0	0	0	0
Spain	0	0	0	0
Sweden	49	0	49	49
United Kingdom	0	0	0	0

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

The Governor and Company
of the Bank of Ireland

Helen Nolan
Group Secretary

Date: 23 July, 2010